December 9, 2002



Jeff Tarr
Hoover's, Inc.
5800 Airport Boulevard
Austin, TX 78752

Dear Jeff,

It was with extreme disappointment that I read last week's press release announcing D&B's intention to acquire Hoover's for $7 per share in cash. As you know, Marathon Partners has a fiduciary responsibility to its partners that I take very seriously. Likewise, the board of Hoover's has a fiduciary responsibility to its own shareholders. It is my opinion that the board's decision to sell Hoover's at this time for $7 a share is grossly inadequate and violates the board's fiduciary obligation to maximize shareholder value.

At this time I will only briefly address my outrage with this transaction. At a more appropriate time I may share additional thoughts with you on this deal because of our close interaction during recent months.

Over the past year we have become very familiar with the operations, future growth potential and employees of Hoover's. As we have both agreed, there exists substantial, internally generated growth opportunities for the company. In fact, the company's internal estimates that have been publicly released on multiple occasions call for revenues of $100 million and net income of $25 million in 4 or 5 years. You and the Board of Directors have backed this estimate to the public on numerous occasions. This implies un-levered pre-tax income of approximately $42 million. A back of the envelope analysis using a multiple of 10x on the income plus the cash that will be on hand at that time implies a share price for Hoover's in the low $30s in 5 years.

How can you and the Board of Directors in good conscious take this upside away from the shareholders you owe a fiduciary responsibility to and give it to D&B so cheaply? I am literally in a state of shock that in today's day and age of heightened scrutiny at the board level, the Hoover's board has so casually subjugated its obligations to its owners.

While I would prefer that Hoover's remain independent for years to come, I am not opposed to selling the company to another buyer. When I asked you on December 5th if there was an auction of the company, you stated that the Directors and their bankers "canvassed" the list of potential buyers to make sure the price negotiated with D&B was fair for the shareholders. I am near certain that Hoover's was not auctioned in an open competitive manner. Some preliminary research indicates that at least a few potential buyers were unaware that Hoover's was being sold. Were the following potential buyers contacted (list partially generated using Hoover's proprietary competitors list)?

      Microsoft Corporation, Berkshire Hathaway, USA Interactive, Yahoo, Bloomberg L.P., Reuters Group, Dow Jones, Thompson Corporation, Reed Elsevier Group, MarketWatch.com, The New York Times Company, Tribune Company, VNU N.V., United Business Media, Cox Enterprises, Wolters Kluwer, Private Equity Firms, Pearson, SanomaWSOY, Cadmus Communications Corporation, Information Handling Services Group, John Wiley & Sons, McGraw-Hill, Kreller Business Information Group

Jeff, so many things were going right for Hoover's that there was absolutely no reason to sell it. In fact you should have insisted that the Company not be sold. Hoover's, just now, has finally been able to enjoy the benefits of leveraging its fixed costs. John Lysinger has added fire to the sales area. An outbound sales team has been added for the first time only recently. Frank Milano, with our considerable input, had been working hard at finding new verticals to sell into. He was beginning to make progress in the financial sector. You, Russell Sector and I had discussed the need to restrict more areas of Hoover's such as the list of private companies in order to drive new paying customers. We discussed beefing up Nancy Regent's research staff to cover more companies with better reporting. Report builder functionality was just added to the premium Pro+ offering to drive sales at the $5,000 level. It's only been a few months since Hoover's started selling Pro + subscriptions. Jeff the Company was just getting started selling its highest margin product ever! The economy is in its third year of cost cutting by businesses and Hoover's managed to continue to grow throughout the entire period. Imagine how well the Company was going to do as the next spending cycle started. Not even a year has gone by since Hoover's raised prices by 10%. That's 10% in a difficult economy! Is Hoover's going to get 5% more in early 2003? As we discussed on several occasions Hoover's disruptive pricing at 1/8th to 1/10th the price of competitors is a great mechanism for growing. Multi-seat enterprise account subscription revenue growth of 50% year over year was being masked by declines in other revenue items. As a percentage, multi-seat subscription revenues were just starting to drive total revenues. You and I even chatted about how Hoover's was on track to pursue international markets again in the coming years.

I am embarrassed for the Board over the seemingly foolish decisions that have been made. All the hard work and effort in turning around this formerly money losing operation is all for nothing now. All the goodwill that has been built with the owners has been flushed down the toilet at once. This Board of Directors has been a very poor steward of the owners' assets. They have blown the opportunity to reap the benefits of a multi-year growth strategy funded from internal operations. The public shareholders took all the risks of funding Hoover's as a start-up and now that the payoff has finally come, you and the Board have allowed D&B to walk away with the goods.

Equally distressing is how your actions have affected your own employees. How sad that all their hard work and efforts have been rewarded with a slap to the face. Do you think they want to be a subsidiary of a bureaucratic cash cow in New Jersey? What about the 1,103,168 options that are out of the money at $7 that would have been worth a fortune in a few years. Do you think these employees will be satisfied with D&B options that reflect businesses whose revenues are 98% out of their control? I always remarked that I loved the sense of youthful energy and pride found in this Austin based Company. That vitality came from a sense of purpose and direction after the Company had survived the dot-com crash with a growing profitable business and cash laden balance sheet. Indeed we remarked together how exciting it was that Hoover's was destined to become the next Austin success story. I still remember the first time I visited the Company and saw the large Hoover's sign above the headquarters. When we met I said my first thought upon seeing the sign, as opposed to the banner on the Company's home page, was that "Hoover's is a place". Indeed Hoover's is a place in Austin, Texas where the future looked very bright for both the shareholders and employees. I am saddened to think that you and the Board of Directors have presided over this transfer from the pockets of your entrepreneurial employees to the coffers of an information conglomerate.

Jeff, for all that I have written in this letter it is what you yourself have said that is the most damaging of all. On September 23, 2002 you were interviewed by The Wall Street Transcript and discussed Hoover's at length (see exhibit A). The interview is found on Hoover's own web site. I literally find it incredible that you said some of the things you did given the timing of the D&B transaction. I will quote word for word from your interview.

When asked about consolidation in the industry you respond:

      "Many industries experience consolidation, and I think that is clearly a factor in the business information world. At the same time, this is a big market, and there is plenty of room for smaller, growing players such as Hoover's."

When asked about the next 5 years you respond:

      "We believe the market we are pursuing is a billion dollar opportunity in the US alone, and Hoover's, as a relatively small company, sees much opportunity for future growth. Our focus right now is to establish a commanding lead in the markets that we serve. We're focused on developing new product features, new tools, and new content to better serve our customers, and new marketing and sales efforts to find more customers like the ones we have. We're confident that pulling those levers is going to allow us to continue to grow our subscription business in exciting fashion. Our vision is to be the leading provider of business information in the markets we serve. Our goal is to be a $100 million company with gross margins of 70% - 75% and net margins of 25%."

When asked if Wall Street understands the Company you respond:

      "One of the challenges we faced in the last number of years is the decline in the markets for Internet advertising, which used to be a much more important revenue stream for Hoover's. In the last couple of years, the decline in Internet advertising has largely masked the strong double-digit growth in our core business."

      "So, if one looks at Hoover's from 10,000 feet and doesn't dig beneath the numbers, one sees a business that appears not to have grown its top line significantly in the last year. But if you focus on our core business, in the last quarter subscriptions were 77% of the total revenue and growing at double-digit rates."

      "It is clear that there is an exciting growth business here at Hoover's. What Wall Street has been able to easily see very clearly is the improving bottom-line performance and the strong operating cash flow. Our expectation is that at some point in the not-too-distant future, with declines in Internet advertising behind us, the growth on the top line and the growth in our core business will be more easily visible to the casual observers of the Company. If you combine that with the strong operating leverage in the business and the bottom-line performance, I believe the story is soon to be more fully understood."

      "So we're at an interesting pivotal point in the company's development."

      "We have a very compelling product offering, a very strong brand, and a terrific team of folks who are working together to create shareholder value."

When asked about corporate governance issues you respond:

      "Hoover's has always had integrity as a core value. It's important when you look at what we do - covering companies - that we have such integrity. It's the essence of who we are."

Jeff this is an interview with you from 3 months ago. You have perfectly outlined in your own words why this transaction is a farce. Nothing has changed for Hoover's since your interview except the tune that you are now playing. It is unfathomable that a Chairman and CEO could make these comments a few short months ago about their Company and then flip it for a price that did not weigh any future growth potential. Since the interview was published in late September it is likely that you were talking to the reporter in late August. On the last day of August Hoover's shares closed at $6.23. So while you were pounding the table on Hoover's future growth prospects in August when the stock was at $6.23, a few months later you saw fit to "extract" a premium of 77 cents to reward the shareholders for a "story" that was "soon to be more fully understood." Jeff, I ask you if this is the mark of a Chairman and Board of Directors that are fulfilling their fiduciary role adequately? It does not seem possible that that is the case.

Keep in mind that since August 30th the NASDAQ is up 7.3%. OneSource, The Street.com, Marketwatch.com and FactSet Research all were up in excess of 10% during this same period. If you conservatively add 7% to Hoover's closing price on August 30th then it appears that you have sold control to D&B at $7 while the stock was at $6.67. Given these facts, I shudder to think what D&B initially offered to pay for the Company. Was there a first offer that was below the trading price of the shares? If so, how did D&B get your attention with such a low initial offer?

We accumulated a large position in Hoover's because we had a vision for how this small company could flourish in the coming years. The Directors either do not share that vision or have seen fit for some reason to hand it over to D&B for very little. Even if the Board of Directors felt compelled to sell Hoover's now, there were plenty of options available to you and the board given the liquid balance sheet. The business is slimmed down, turned around, accelerating growth and poised for greatness. Financially, the balance sheet is strong with more cash being added everyday. All this in the Company's favor, in a world of scarce ideas, and you and the Board have hastily decided to sell out for $7 in cash without an open auction process. What in God's green earth was the Board thinking? I am sure your banker and D&B will pat you on the back and tell you how smart you were to sell out at $7 last week. Well, I know better and so do your shareholders. This transaction was quickly thrown together to feed a beast I do not know. I do know that you and the Board have given away the Company to D&B for a song and dance and even offered to pay them a break-up fee of $5.7 million should another suitor show up.

We are either looking at a Board that collectively is terribly unsophisticated or one that has audaciously tossed aside its fiduciary obligations to the owners. Either answer is totally unacceptable to the shareholders.

At this point you can be assured that as a fiduciary of the investors in Marathon Partners, I will vehemently oppose this transaction and make use of any and all means at my disposal to fight for the rights of the shareholders your board has left out in the cold.

Sincerely,



Mario D. Cibelli
Managing Member

cc: The Board of Directors of Hoover's Inc.



03366.0002 #370446